UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EnSync, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Tairan Guo, Interim Chief Financial Officer

SPI Energy Co., Ltd.

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

Telephone: +86 21-8012 9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  98876R204

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPI Energy Co., Ltd.
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100,000,000 shares of common stock [1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100,000,000 shares of common stock [1]
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of common stock [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 71.6%[2]
14	Type of reporting person (See Instructions) CO

1.	Consists of (i) 8,000,000 shares of the issuer’s common stock issued to SPI Solar, Inc. on the date of acquisition, (ii) 42,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (iii) 50,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.
2.	Percentage calculated based on 139,680,821 shares of the issuer’s common stock, representing (i) 47,680,821 shares of the issuer’s common stock outstanding as of May 11, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on May 11, 2016 and (ii) 92,000,000 shares of the issuer’s common stock (see Note 1 above).

SCHEDULE 13D

CUSIP No.  98876R204

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPI Solar, Inc.
2	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100,000,000 shares of common stock [1]
	9	Sole dispositive power 0
	10	Shared dispositive power 100,000,000 shares of common stock [1]
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of common stock [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 71.6%[2]
14	Type of reporting person (See Instructions) CO

1.	Consists of (i) 8,000,000 shares of the issuer’s common stock issued to SPI Solar, Inc. on the date of acquisition, (ii) 42,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (iii) 50,000,000 shares of the issuer’s common stock issuable to SPI Solar, Inc. upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.
2.	Percentage calculated based on 139,680,821 shares of the issuer’s common stock, representing (i) 47,680,821 shares of the issuer’s common stock outstanding as of May 11, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on May 11, 2016 and (ii) 92,000,000 shares of the issuer’s common stock (see Note 1 above).

This Amendment No 2. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2015 (as amended by Amendment No. 1 filed with the SEC on June 22, 2016, the “Original Schedule 13D,” and, together with this Amendment No. 2, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc. (formerly known as ZBB Energy Corporation), a Wisconsin corporation (the “Issuer”).

Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Schedule 13D.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Considerations.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Original Schedule 13D is hereby amended and supplemented as follows:

SPI Solar, Inc. is the record holder of the securities of the Issuer as set forth on the cover page of this Statement. SPI Solar, Inc. is a wholly owned subsidiary of SPI Energy Co., Ltd., which may be deemed to beneficially own all of the securities of the Issuer held by SPI Solar, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

SPI Solar, Inc. entered into a definitive agreement on August 30, 2016 to sell certain of its shares of stock of EnSync, Inc., a Wisconsin corporation (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, SPI Solar agrees to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 preferred stock and 4,341 shares of the C-2 preferred stock of EnSync, Inc. for an aggregate purchase price of US$17 million (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. SPI Solar will receive US$8.5 million upon the completion of the Share Transfer with the remainder of the purchase price to be paid by the purchaser within six months following the closing date.

Under the same agreement, SPI Solar agrees that in the event any of the C-1 preferred stock or C-2 preferred stock subject to the Share Transfer is not converted into common stock of EnSync, Inc. within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request SPI Solar to repurchase such C-1 preferred stock and C-2 preferred stock at a price of US$1,1018.25 per share of preferred stock, plus an uncompounded 10% annual interest. The amount of the repurchase price shall be deducted the amount of the unpaid portion of the purchase price.

The description of the contracts, arrangements, understandings or relationships with respect to securities of the Issuer under this Item 6 does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full texts of the applicable exhibits hereto, which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding Exhibit 99.6 to the end thereof:

Exhibit No.	Description

99.6	Share Purchase Agreement, dated August 30, 2016, between SPI Solar, Inc., Melodious Investments Company Limited and Jilun He

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2016

SPI Energy Co., Ltd.

/s/ Tairan Guo
Name: Tairan Guo
Title: Interim Chief Financial Officer

SPI Solar, Inc.

/s/ Tairan Guo
Name: Tairan Guo
Title: Director